NATIONAL RETAIL FUND II

NATIONAL RETAIL FUND III

Gemini Fund Services, LLC

4020 S. 147th Street

Omaha, Nebraska 68137

October 17, 2008

Securities and Exchange Commission

Division of Investment Management

Attn: Dominic Minore, Esq.

100 F Street, N.E., Mail Stop 4720

Washington, DC  20549

RE:

National Retail Fund II

1933 Act File No. 333-150170

1940 Act File No. 811-22198

National Retail Fund III

1933 Act File No. 333-150171

1940 Act File No. 811-22199  (each a “Fund” and collectively, the “Funds”)

Dear Sir:

Enclosed are the filing materials for the above-referenced Funds.  The enclosed pre-effective amendment #3 to the registration statement is filed on Form N-2 pursuant to the Securities Act of 1933, as amended (“1933 Act”) and the Investment Company Act of 1940, as amended (“1940 Act”).  This Registration Statement is being filed electronically.

We have reviewed the staff comments to the above registration statement and our responses are as follows.  All responses to the comments on National Retail Fund II’s registration statement on Form N-2 also apply to the registration statement for National Retail Fund III.

The following responses are to Dominic Minore’s comments received on September 9, 2008.

General

1.

The date of the Consent of Independent Registered Public Accounting Firm is within 5 days of the filing.

2.

The Fund’s seed financials and balance sheet are included in Part B of the filing.

Prospectus

Prospectus Summary

Overview – Investment Summary

3.

The disclosure has been revised to clarify that the Fund does not intend to leverage in the first 12 months of operation.

Credit Scoring

4.

The disclosure has been revised to clarify that a credit score below 660 is considered sub-prime by the Adviser.

Investment Summary

5.

Servicing of the notes is not an additional fund expense; therefore, the last sentence in the “Investment Process” will not be revised.  It is our opinion that that servicing costs are costs that are associated with the ownership of the investments (consumer notes) rather than the operation of the Fund and therefore should not be included as a Fund expense. Further, it is our opinion that servicing costs are the type of costs that an investor would incur if the investor purchased and held the consumer notes directly rather than investing in shares of the Fund. This is in contrast to direct fund expenses that are costs associated with the administration of a fund which an investor incurs in exchange for the benefits of investing in shares of a fund rather than investing directly in individual consumer notes.

For any investment company, investors incur fund level fees and expenses associated with ownership of those investment company shares.  Investors pay these fees in exchange for the administrative and other services that a fund provides, such as managing the portfolio of securities in which the fund is invested.  These fees and expenses are properly included in the Fund’s fee table as direct fees and expenses.  On the other hand, when an equity fund, for example, purchases shares in a manufacturing company, the fund does not include in its fee table the expenses of raw materials or shipping of products borne by the manufacturing company.  Instead, those expenses are reflected in the price of the shares of the manufacturing company that the fund purchases.  The costs of raw materials or shipping to the manufacturing company are analogous to the asset-level fees and expenses of the fund, including servicing fees.  These fees will be reflected in the value of the consumer notes the Fund purchases.  Therefore, because the servicing costs are asset-specific costs that are reflected in the value of the consumer notes and that an investor would incur if he or she owned those assets directly, they should not be included in the Fund’s fee table.

Investment Strategy

6.

The disclosure has been revised to clarify that the Adviser’s limit on delinquent notes, at the time of purchase, will be 6% of the Fund’s total assets.

7.

The disclosure has been revised to clarify that the consumer notes purchased by the Fund will be current with interest and principal payments at the time of purchase, and the Fund will not invest in consumer notes whose issuers are in default at the time of purchase.

8.

The disclosure has been revised to clarify that the Fund may invest up to 100% of its assets in unrated or below-investment grade debt securities, subject to the above limitations.

Consumer Notes

9.

The last sentence of the second paragraph has been revised to clarify that the Collection Specialist Fees are considered an indirect cost of the Fund.

Fee Table

10.

As discussed in the response to comment 5 above, it is our opinion that servicing fees are not a direct fund expense. In addition, the Fund’s prospectus disclosure has been revised to clarify that Collection Specialist Fees are an indirect cost to the Fund. The estimate for Collection Specialist Fees is in the 0.1% to 0.2% range of the total assets of the Fund.

11.

The heading under “Annual Expenses,” “Percentage of Average Net Assets Attributable to Common Shares” has been changed to “Percentage of Net Assets Attributable to Common Shares” consistent with Form N-2.

12.

The ‘Other Expenses’ line item includes Chief Compliance Officer (CCO) expenses. Footnote 2 has been revised to clarify that CCO fees are included in ‘Other Expenses.’

13.

The second sentence in Footnote 1, “This fee will not apply to shares involuntarily redeemed” addresses shares redeemed involuntarily pursuant to a forced liquidation of the Fund.

14.

Footnote 2 has been revised to clarify that when loans purchased by the Fund are delinquent, the Fund may engage third parties to collect on said loans.

15.

Footnote 2 has been revised to clarify that Third Party Collection Agency fees will be considered an indirect cost of the Fund.

16.

The Investment Management Contract will be revised to clarify that the Adviser does not receive a recoupment of expenses.  The Waiver Arrangement will be revised to extend 12 months to the date of the Prospectus.

17.

The paragraph preceding the Example has been revised with a footnote to clarify that the advisory fee reduction is in effect for only one year.  The Example has been changed to clarify that the initial investment is $1,000 and has been updated to reflect changes to the fee table.

Principal Risks

18.

Loan Originator Risk and Incentive Risk have been added to the “Principal Risks” section of the Prospectus.

Management of the Trust

19.

The Adviser does not have the ability to recoup amounts that were previously reduced.  The disclosure will not be revised.

20.

The “Management of the Trust” disclosure has been revised to clarify that to the extent that the same investment opportunities might be desirable for more than one account, possible conflicts could arise in determining how to allocate them.

How to Buy Shares

21.

The disclosure has been revised to clarify that shares of the Fund are purchased and periodically repurchased through the Fund’s website, through financial agents, by telephone or through an Automatic Investment Plan.  The proceeding sections have been rearranged to further clarify this point.

Distribution of Shares

22.

The CCO is an affiliate of the distributor.  The disclosure has been revised to clarify the affiliate arrangements.  Further, the overall or aggregate amount of the compensation is disclosed in the Fee Table under ‘Other Expenses’.

Federal Tax Matter –Sale or Repurchase of Shares

23.

The disclosure has been revised to clarify that if you sell or your shares are repurchased, you will generally recognize a taxable gain or loss.

Statement of Additional Information

Investment Limitations

24.

The bold faced paragraph following the Fund’s fundamental investment limitations has been revised to clarify that except for borrowing, the restrictions and other limitations set forth above will only apply at the time of purchase of securities and will not be considered violated unless an excess or deficiency occurs or exists immediately after and as a result of an acquisition of securities.

Management

25.

The biographical information for Michael Wagner has been revised to include his job title, description and length of service at Northern Lights Compliance Services, LLC.  Mr. Wagner is not an officer of the Fund’s distributor.

26.

The footnote following the Fund officer table has been revised to clarify that except for the Fund’s CCO, the officers do not receive compensation from the Fund.

Information Regarding Portfolio Manager

27.

The first paragraph and subsequent table have been updated to reflect the accounts at July 8, 2008.

Fund Accounting Services – Distribution and Service Fees

28.

The disclosure has been revised to clarify that the distribution plan requires the payment of a monthly service fee at an annual rate not to exceed .25%.

Chief Compliance Officer Services

29.

The “Chief Compliance Officer Services” section has been added to the SAI to clarify the services offered by the Fund’s CCO.

Investment Ratings

30.

The “Investment Ratings” section has been copied and moved to the Prospectus under the section, “Credit Scores”.

Part C

31.

The Code of Ethics of the Fund, Adviser and Distributor have been included as Exhibit (r) to Form N-2.

Contracts

32.

Schedules A and B to the Underwriting Contract have been filed.  The underwriting fees are paid out of the Distribution and Shareholder Services Plan.

CCO Contract

33.

All the requirements of Rule 38a-1 of the 1940 Act are satisfied with the Fund’s CCO appointment.  Specifically, the CCO will be reporting directly to the Board; CCO compensation and any changes to compensation are approved by the Board; and only the Board has the power to terminate the CCO.

34.

The annual expenses of the CCO are included in the fee table under ‘Other Expenses.’

Distribution Services Contract

35.

The ‘Shareholder Services Plan’ section of the Prospectus has been revised to clarify that a registered representative will not receive additional inducements to sell the securities of the Fund outside of the provisions of the Distribution and Shareholder Services Plan and Agreement.

Investment Management Contract

36.

The Investment Adviser does not have the ability to recoup expenses.  The section under fee reduction, ‘Recoupment’ was inadvertently included in the Investment Management Contract.  The Investment Management Contract will be revised and ratified at the next Board meeting.

The Adviser will not be receiving an additional fee relating to administration in addition to the Advisory fee.

Section 9(c), Fee Reduction, will be revised to clarify that the Adviser agrees not to request or accept reimbursement of subsidized operating expenses that are no longer eligible for reimbursement.

In connection with the review of this filing by staff of the Securities and Exchange Commission, the Fund acknowledges the staff’s view that:

•

the Fund is responsible for the adequacy and accuracy of the disclosure in the filings;

•

staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•

 the Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions on the enclosed material, please contact me at (724) 772-1772.

Very truly yours,

/s/ Matthew S. Hardin

Matthew S. Hardin, Esquire

Enclosures